02 NOV 19 AM 9:41

CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

November 13, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

02060378

Attention Ms Amy O'Brien

SUPPL

Dear Sirs,

Re. Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934

Please find enclosed the following document :

- **Press release: 2002 3° quarter consolidated results & related report**

  Date distributed : November 11, 2002
  Num. of Annex A : 3
  English version available

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

In order to facilitate your work, I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

12/12

Mod. MI 10208 Q - FI - 300.000 - 4/01

CASSA DI RISPARMIO DI FIRENZE

REPORT ON CONSOLIDATED OPERATIONS AS AT 30 SEPTEMBER 2002

NET EARNINGS € 71.3 MILLION (UP 8.0%)

OPERATING INCOME € 228.9 MILLION (UP 6.5%)

The Board of Directors of Cassa di Risparmio di Firenze, chaired by Mr. Aureliano Benedetti, today approved the Report on Consolidated Operations as at 30 September 2002 present by Chief Executive Mr. Lino Moscatelli.

The scope of consolidation was extended since 30 September 2001 to include proportionate consolidation of 50% of Findomestic Banca, Cassa di Risparmio di Mirandola on a line-by-line basis, and 47% of CFT Finanziaria on a net equity basis. The **income statement analysis presented below** is on a pro-forma basis, presenting a comparison of the results for the first nine months of 2002 and those of the corresponding year-before period. All the other data are presented in comparison to year-end 2001.

CONSOLIDATED PERFORMANCE

Consolidated net earnings amounted to **€ 71.3 million** in the first nine months of 2002, a **8.0% increase** as compared to the year-earlier period.

Interest income rose 5.7% to € 443.7 million, while **revenues from services declined 3.9%** to € 244.2 million, mainly due to the decrease in the contribution to income from financial operations, while commissions **and other net proceeds contracted only 2.2%.** Overall, **interest and other banking income** grew **2.6%** to € 715.5 million.

Operating expenses increased a modest 1.5% to € 437.5 million as **personnel expenses** actually **declined 1.9%.** The **cost/income ratio** improved further, continuing its **downward trend** from 67.0% in 2001 to 65.8% in the first half 2002 and now **to 64.7%** in the first nine months of the year.

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

www.carifirenze.it/investor

CASSA DI RISPARMIO DI FIRENZE

Operating income rose **6.5%** to € 228.9 million, while **income from ordinary operations grew 4.2%** to € 147.3 million, net of conservative provisions and write-downs for € 66 million (a 15.8% increase over the year-earlier period).

Total deposits increased 3.5% as compared to year-end 2001, led by the 9.6% rise in **direct deposits**, reaching € 12,116 million. Though net deposits in the asset management sector remained positive, total **indirect deposits decreased 1.3%** to € 13,907 million, mainly as a result of market conditions.

Customer loans increased 5.8% as compared to year-end 2001, reaching € 12,201 million. The **net non-performing loans/net loans ratio** and the **non-performing loans coverage index** remained mostly unchanged as compared to 30 June 2002 at **1.13%** and **54.1%**, respectively.

BANCA CR FIRENZE S.P.A.

The Parent company put in another solid performance, reporting **net earnings** of € 70.7 million, net of € 3.2 million in extraordinary expenses, a **2.4% increase** as compared to the first nine months 2001. **Income from ordinary operations improved 6.5%** to € 130 million.

The decline in **revenues from services** was limited to **5.7%.** This performance, in combination with a careful cost control policy, **reducing expenses 3.3%** to € 261.9 million, helped generate a **6.8% increase** in **operating income**, reaching € 172.3 million. The **cost/income ratio** was thus reduced from 65.1% to **63.1%.**

The **quality of the loans portfolio** remains high: **provisions and write-downs totalled Euro 42.3** million versus Euro 39.3 in the first nine months of 2001. Total deposits were also mostly unchanged, rising 0.3% to € 19,547 million, led by the **5.7% increase** in **direct deposits** to € 8,693 million.

Florence, 11 November 2002

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

RECLASSIFIED CONSOLIDATED PROFIT & LOSS ACCOUNT

Euro/1,000,000

	1-Jul-02 30-Sep-02	1-Jul-01 30-Sep-01 pro-forma	Change	1-Jan-02 30-Sep-02	010/01/01 30-Sep-01 pro-forma	Change
Interest income	**150.6**	**146.4**	**2.9%**	**443.7**	**419.7**	**5.7%**
Net commissions and net other income	81.7	84.5	-3.3%	240.7	246.0	-2.2%
Trading income	1.3	-1.6	*n.s.*	3.5	8.0	-56.3%
Equity holdings income & dividends	3.7	3.7	0.0%	27.6	23.8	16.0%
Total income	**237.3**	**233.0**	**1.8%**	**715.5**	**697.5**	**2.6%**
Operating costs	-139.0	-142.2	-2.2%	-437.5	-431.1	1.5%
- personnel expenses	*-88.2*	*-91.3*	-3.3%	*-272.5*	*-277.8*	-1.9%
- other operating expenses	*-50.8*	*-50.9*	-0.2%	*-165.0*	*-153.3*	7.6%
Depreciation	-19.0	-18.1	4.9%	-49.1	-51.4	-4.5%
Gross operatin profit	**79.3**	**72.8**	**9.0%**	**228.9**	**215.0**	**6.5%**
Goodwill amortisation	-4.2	-6.2	-32.3%	-15.6	-16.6	-6.0%
Credit risk provisions	-22.8	-18.0	26.8%	-66.0	-57.0	15.8%
Operating income before exceptionals	**52.3**	**48.6**	**7.7%**	**147.3**	**141.4**	**4.2%**
Exceptionals	1.3	1.1	14.2%	2.6	6.6	-60.6%
Pre tax profit	**53.6**	**49.7**	**7.8%**	**149.9**	**148.0**	**1.3%**
Taxes	-24.9	-24.5	1.6%	-68.5	-73.5	-6.8%
Minorities	-3.5	-2.6	34.6%	-10.1	-8.5	18.8%
Net profit	**25.2**	**22.6**	**11.4%**	**71.3**	**66.0**	**8.0%**

RECLASSIFIED CONSOLIDATED BALANCE SHEET*

Euro/1,000,000

ASSETS	30-Sep-02	30-Jun-02	Change 30-Sep-02 30-Jun-02	31-Dec-01	Change 30-Sep-02 31-Dec-01
Cash and cash on deposit with central banks and post offices	98.1	125.4	-21.8%	147.8	-33.6%
Credits	13,219.5	12,892.3	2.5%	12,480.5	5.9%
- Amounts due from banks	*1,018.3*	*791.3*	*28.7%*	*949.3*	*7.3%*
- Customer loans	*12,201.2*	*12,101.0*	*0.8%*	*11,531.2*	*5.8%*
Securities	1,545.4	1,661.6	-7.0%	1,699.6	-9.1%
Assets	1,155.9	1,194.6	-3.2%	1,203.8	-4.0%
- investment securities	*382.6*	*377.3*	*1.4%*	*396.9*	*-3.6%*
- shareholdings	*383.4*	*410.1*	*-6.5%*	*383.3*	*0.0%*
- intangible assets	*53.4*	*58.7*	*-9.0%*	*61.9*	*-13.7%*
- property and equipment	*336.5*	*348.5*	*-3.4%*	*361.7*	*-7.0%*
- Goodwill arising on consolidation	143.5	148.0	-3.0%	146.3	-1.9%
Other assets	1,042.4	1,086.1	-4.0%	1,367.8	-23.8%
Total assets	**17,204.8**	**17,107.9**	**0.6%**	**17,045.8**	**0.9%**

LIABILITIES	30-Sep-02	30-Jun-02	Change 30-Sep-02 30-Jun-02	31-Dec-01	Change 30-Sep-02 31-Dec-01
Debts	13,746.2	13,540.6	1.5%	13,652.2	0.7%
- amounts due to banks	*2,366.9*	*2,341.8*	*1.1%*	*3,083.1*	*-23.2%*
- customer deposits, debt securities issued and third-party funds under administration	*11,379.3*	*11,198.8*	*1.6%*	*10,569.1*	*7.7%*
Provisions	505.8	473.9	6.7%	518.3	-2.4%
- staff severance indemnity provision	*148.0*	*145.5*	*1.7%*	*140.0*	*5.7%*
- provisions for risks and charges	*333.9*	*307.9*	*8.4%*	*342.9*	*-2.6%*
- provisions for loan losses	*23.9*	*20.5*	*16.6%*	*35.4*	*-32.5%*
Other liabilities	1,106.4	1,304.4	-15.2%	1,283.9	-13.8%
Subordinated debt	736.6	686.6	7.3%	489.2	50.6%
Minority interests	165.2	161.6	2.2%	148.0	11.6%
Share capital and reserves (**)	944.6	940.8	0.4%	954.2	-1.0%
Total liabilities	**17,204.8**	**17,107.9**	**0.6%**	**17,045.8**	**0.9%**

(*) Having the same value, own shares and reserve for own shares have not been included

(**) The figure includes: reserve for general banking risks and revaluation reserves
The figure does not include: negative differences on consolidated holdings and on equity-valued holdings
These two groups of figures have been posted in "other liabilities"

ANNEX A

REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [1]	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77 and 96 of CONSOB Regulation No. 11971/99.	*Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

1 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
2.	***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.***	Within four months of the end of the first semester of each accounting year.	Arts. 81 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
3.	***Quarterly reports.***	Within 45 days of the end of each quarter of each accounting year.	Arts. 82 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [2]
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public.	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large.
5.	***Dividend declarations.***	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.

2 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
8.	***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
9.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette.
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 70 and 90 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting.
(c)	Report of the Board of Directors to the Shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b).
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code.	CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(f)	Deed of merger/demerger.	Within 30 days of execution	Art. 2504 and Art. 2504	The information must be filed with the

		of the deed of merger/demerger.	*novies* of the Italian Civil Code.	Companies' Register.
(g)	Deed of merger/demerger.	Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
10.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from CONSOB's request.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99.	CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.
11.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB).	At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 72, par. 2 of CONSOB Regulation No. 11971/99.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
12.	***Issue of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 75 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.
13.	***Changes in share capital.***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days [3] prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[4]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation No. 11971/99.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute

3 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

4 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

		Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
14.	***Acquisition/sale of treasury stock.***			
(a)	Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99.	CONSOB.
15.	***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
	Notice of changes in directors.	Within 15 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with Companies' Register.
16.	***Shareholders' meetings.***			
(a)	Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b)	Directors' report on proposals included in the agenda.	15 days before shareholders' meeting.	Ministerial Decree No. 437/98.	Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
17.	***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 working days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation 11971/99.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month.
18.	***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register	The opening/closing of the branch must be notified to the Companies Register.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
19.	***Other material information.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.

CASSA DI RISPARMIO DI FIRENZE

RELAZIONE TRIMESTRALE CONSOLIDATA AL 30 SETTEMBRE 2002

Indice

Dati di sintesi del consolidato Cassa di Risparmio di Firenze

DATI DI SINTESI DEL CONSOLIDATO CASSA DI RISPARMIO DI FIRENZE (*)

Importi in milioni di euro (salvo diversa indicazione)	**30 settembre 2002**	**30 giugno 2002**	**30 settembre 2001 pro-forma**	**Variazione percentuale (*)**	**31 dicembre 2001**
DATI ECONOMICI CONSOLIDATI					
Margine di interesse	443,7	293,1	419,7	*5,7%*	559,4
Commissioni nette ed altri proventi di gestione netti	240,7	158,9	246,0	*-2,2%*	320,8
Spese amministrative	-437,5	-298,6	-431,1	*1,5%*	-567,3
Accantonamenti per rischi e oneri e rettifiche nette su crediti e immobilizzazioni finanziarie	-66,0	-43,2	-57,0	*15,8%*	-84,4
Utile delle attività ordinarie	147,3	94,9	141,4	*4,2%*	185,0
Utile netto di Gruppo	71,3	46,1	66,0	*8,0%*	93,4
DATI PATRIMONIALI CONSOLIDATI					
Totale attività	17.204,8	17.107,9	16.829,6	*0,6%*	17.045,8
Crediti netti verso clientela (esclusi crediti netti in sofferenza)	12.062,3	11.963,9	11.741,4	*0,8%*	11.334,4
Titoli	1.928,0	2.038,9	2.421,1	*-5,4%*	2.096,4
Partecipazioni	383,4	410,1	396,4	*-6,5%*	383,4
Debiti verso la clientela, debiti rappresentati da titoli e fondi di terzi in amministrazione	11.379,3	11.198,8	10.664,6	*1,6%*	10.569,1
Passività subordinate	736,6	686,6	454,3	*7,3%*	489,2
Patrimonio netto di Gruppo (incluso l'utile del periodo)	945,3	942,1	887,8	*0,3%*	955,4
ATTIVITA' FINANZIARIE DELLA CLIENTELA					
Attività finanziarie totali	26.022,9	26.164,5	25.086,7	*-0,5%*	25.149,8
Raccolta diretta	12.115,9	11.885,4	11.118,9	*1,9%*	11.058,3
Raccolta indiretta	13.907,0	14.279,1	13.967,8	*-2,6%*	14.091,5
- Risparmio amministrato	5.865,3	6.215,4	6.479,0	*-5,6%*	6.063,7
- Risparmio gestito	8.041,7	8.063,7	7.488,8	*-0,3%*	8.027,8
- Gestioni patrimoniali (GPM - GPS - GPF)	2.000,7	2.137,9	2.330,0	*-6,4%*	2.340,1
- Fondi	4.345,4	4.312,2	3.588,7	*0,8%*	4.089,3
- Assicurazioni (riserve tecniche)	1.695,6	1.613,6	1.570,1	*5,1%*	1.598,4
INDICI DI REDDITIVITA' (IN %)					
ROE **1)**	10,56%	9,74%	10,38%		11,32%
Cost / Income ratio **2)**	64,70%	65,80%	66,60%		67,00%
INDICI DI RISCHIOSITA' DEL CREDITO (IN %)					
Crediti netti in sofferenza / Crediti netti verso clientela	1,13%	1,13%	1,06%		1,74%
Crediti dubbi netti (escluso sofferenze) / Crediti netti verso clientela	1,59%	1,62%	1,90%		1,72%
TITOLO AZIONARIO					
Numero azioni in circolazione (in milioni)	1.086	1.086	1.086	*0,0%*	1.086
Quotazione per azione (in €)					
- media	1,278	1,302	1,158	*-1,8%*	1,144
- minima	1,152	1,138	0,978	*1,2%*	0,976
- massima	1,403	1,429	1,250	*-1,8%*	1,250
Utile unitario annualizzato sul numero medio di azioni in circolazione (in €)	0,088	0,085	0,081	*3,1%*	0,087
Dividendo unitario (in €)	0,0520	0,0520	0,0516	*0,0%*	0,0520
Dividendo / prezzo medio del periodo (in %)	4,07%	3,99%	4,46%	*2,0%*	4,55%
Patrimonio netto unitario per azione (in €)	0,870	0,867	0,817	*0,4%*	0,886
STRUTTURA OPERATIVA					
Dipendenti delle società consolidate integralmente	5.340	5.354	5.406	*-0,3%*	5.199
Dipendenti delle società consolidate proporzionalmente	1.618	1.599	1.451	*1,2%*	1.680
Filiali bancarie	417	417	413	*0,0%*	416
Promotori finanziari	48	40	5	*20,0%*	19

(*) Le variazioni sono state calcolate rispetto al 30 settembre 2001 pro-forma per i dati economici ed al 30 giugno 2002 per tutti gli altri dati

1) Utile netto annualizzato / Patrimonio netto medio escluso l'utile del periodo

2) Spese amministrative ed ammortamenti (escluso gli ammortamenti delle differenze positive di consolidamento e di patrimonio netto) al netto dei recuperi di spese / margine di intermediazione

Struttura del Gruppo ed Area di Consolidamento

L'assetto del Gruppo Bancario Cassa di Risparmio di Firenze, di cui Banca CR Firenze Spa è Capogruppo in base alla normativa che disciplina i Gruppi Bancari, e le sue principali partecipazioni sono illustrati nella tabella seguente.

	Partecipazione Diretta	CR Pistoia	CR Civitavecchia	CR Orvieto	CR Mirandola	Infogroup	Info2B	Totale
Società del Gruppo Bancario *								
CR Civitavecchia Spa	51,000%							51,000%
CR Orvieto Spa	73,570%							73,570%
Cassa di Risparmio di Mirandola Spa	55,864%	5,000%						60,864%
Cassa di Risparmio di Pistoia e Pescia Spa	51,000%							51,000%
Centro Riscossione Tributi - CERIT Spa	100,000%							100,000%
CR Firenze Gestion Internationale S.A.	80,000%							80,000%
Perseo Finance Srl	60,000%							60,000%
Sogetes SpA		100,000%						100,000%
Data Centro Spa	82,474%	15,710%	1,816%					100,000%
Infogroup Spa	94,000%	4,000%	1,000%	1,000%				100,000%
Mirafin Spa					100,000%			100,000%
Tebe Tours Srl					90,000%			90,000%
Altre Società controllate								
Centrovita Assicurazioni Spa	43,000%	8,000%						51,000%
Info2B Spa	60,000%					40,000%		100,000%
Società bancarie e finanziarie partecipate almeno al 20%								
Findomestic Banca Spa **	47,170%	2,830%						50,000%
Centro Factoring Spa	40,863%	5,052%		0,033%	0,004%			45,952%
Centro Leasing Spa	32,522%	6,695%	0,561%	1,182%	0,006%			40,966%
C.F.T. Finanziaria Spa	46,978%							46,978%
Eptaconsors Spa	20,240%							20,240%
Sviluppo Industriale Spa		30,100%						30,100%
Altre Società partecipate almeno al 20%								
Professional Ducato Servizi Spa	41,036%	6,793%						47,829%
Arval Service Lease Italia Spa	22,500%							22,500%
Centro di Telemarketing Spa	50,000%							50,000%
Ce.Spe.Vi. Srl		20,000%						20,000%
Citylife Spa	48,547%							48,547%
ET Group Spa							33,564%	33,564%

* E' esclusa Informatica Casse Toscane S.p.A. in liquidazione
** E' sottoposta a controllo congiunto con Cetelem S.A.

Nell'arco del trimestre si è registrato l'aumento della quota detenuta in City Life Spa, dal 37,5% all'attuale 48,547%, per effetto di due aumenti di capitale deliberati dalla società e che sono stati sottoscritti da Banca CR Firenze Spa per le proprie quote di competenza, mentre altri soci non hanno esercitato l'opzione.
In data 15 ottobre u.s. è stato, inoltre, sottoscritto il contratto per la cessione a SANPAOLO IMI Spa della quota detenuta in Eptaconsors Spa da Banca CR Firenze, operazione che sarà perfezionata dopo le necessarie autorizzazioni da parte delle Autorità competenti.
In data 23 ottobre 2002 è stata ceduta a Ge. Po. Spa l'intera partecipazione del 47,829% detenuta dal Gruppo in Professional Ducato Servizi Spa.

Anche a seguito di tali operazioni il valore delle partecipazioni indicato nella presente situazione trimestrale risulta diminuito, rispetto al 30 giugno 2002, di circa 18 milioni di euro.
Altre importanti variazioni intercorse nel trimestre sono le seguenti:

- Citylife Spa: abbattimento del capitale per perdite e sua ricostituzione, con un onere di € 316.295,00
- CERIT Spa: abbattimento del capitale per perdite, sua ricostituzione e contestuale aumento da € 3.088.000 a € 3.500.000, con un onere di € 2.210.476,44
- Vendita dell'intera partecipazione in IMMOCRI Spa, con un introito di € 4.670.545,37

Conto Economico Consolidato Riclassificato

Conto Economico Consolidato Riclassificato

Importi in milioni di euro

VOCI	1/7 - 30/9 2002	1/7 - 30/9 2001 pro-forma	Variazione % 1/7 - 30/9/2002 - 1/7- 30/9/2001 pro-forma	1/1 - 30/9 2002	1/1 - 30/9 2001 pro-forma	Variazione % 1/1 - 30/9/2002 - 1/1- 30/9/2001 pro-forma
Margine di interesse	**150,6**	**146,4**	**2,9%**	**443,7**	**419,7**	**5,7%**
Commissioni nette ed altri proventi di gestione netti	81,7	84,5	-3,3%	240,7	246,0	-2,2%
Profitti (Perdite) da operazioni finanziarie	1,3	-1,6	n.s.	3,5	8,0	-56,3%
Utili delle società al patrimonio netto e dividendi	3,7	3,7	0,0%	27,6	23,8	16,0%
Margine d'intermediazione	**237,3**	**233,0**	**1,8%**	**715,5**	**697,5**	**2,6%**
Spese amministrative	-139,0	-142,2	-2,2%	-437,5	-431,1	1,5%
- spese per il personale	*-88,2*	*-91,3*	-3,3%	*-272,5*	*-277,8*	-1,9%
- altre spese amministrative	*-50,8*	*-50,9*	-0,2%	*-165,0*	*-153,3*	7,6%
Ammortamenti immobilizzazioni materiali ed immateriali	-19,0	-18,1	4,9%	-49,1	-51,4	-4,5%
Risultato di gestione	**79,3**	**72,8**	**9,0%**	**228,9**	**215,0**	**6,5%**
Ammortamenti differenze positive di consolidamento e di patrimonio netto	-4,2	-6,2	-32,3%	-15,6	-16,6	-6,0%
Accantonamenti per rischi ed oneri e rettifiche nette su crediti e su immobilizzazioni finanziarie	-22,8	-18,0	26,8%	-66,0	-57,0	15,8%
Utile delle attività ordinarie	**52,3**	**48,6**	**7,7%**	**147,3**	**141,4**	**4,2%**
Proventi (oneri) straordinari netti	1,3	1,1	14,2%	2,6	6,6	-60,6%
Utile lordo	**53,6**	**49,7**	**7,8%**	**149,9**	**148,0**	**1,3%**
Imposte sul reddito	-24,8	-24,5	1,2%	-68,5	-73,5	-6,8%
Utile d'esercizio di pertinenza di terzi	-3,5	-2,6	34,6%	-10,1	-8,5	18,8%
Utile di esercizio	**25,3**	**22,6**	**11,9%**	**71,3**	**66,0**	**8,0%**

Stato Patrimoniale Consolidato Riclassificato

Stato Patrimoniale Consolidato Riclassificato (*)

Importi in milioni di euro

ATTIVO	30/09/2002	30/06/2002	Variazione % 30/09/2002 - 30/06/2002	31/12/2001	Variazione % 30/09/2002 - 31/12/2001
Cassa e disponibilità presso banche centrali ed uffici postali	98,1	125,4	-21,8%	147,8	-33,6%
Crediti	13.219,5	12.892,3	2,5%	12.480,5	5,9%
- crediti verso banche	*1.018,3*	*791,3*	*28,7%*	*949,3*	*7,3%*
- crediti verso clientela	*12.201,2*	*12.101,0*	*0,8%*	*11.531,2*	*5,8%*
Titoli non immobilizzati	1.545,4	1.661,6	-7,0%	1.699,6	-9,1%
Immobilizzazioni	1.155,9	1.194,6	-3,2%	1.203,8	-4,0%
- titoli immobilizzati	*382,6*	*377,3*	*1,4%*	*396,9*	*-3,6%*
- partecipazioni	*383,4*	*410,1*	*-6,5%*	*383,3*	*0,0%*
- immobilizzazioni immateriali	*53,4*	*58,7*	*-9,0%*	*61,9*	*-13,7%*
- immobilizzazioni materiali	*336,5*	*348,5*	*-3,4%*	*361,7*	*-7,0%*
Differenze positive di consolidamento e di patrimonio netto	143,5	148,0	-3,0%	146,3	-1,9%
Altre voci dell'attivo	1.042,4	1.086,1	-4,0%	1.367,8	-23,8%
Totale attivo	**17.204,8**	**17.107,9**	**0,6%**	**17.045,8**	**0,9%**

PASSIVO	30/09/2002	30/06/2002	Variazione % 30/09/2002 - 30/06/2002	31/12/2001	Variazione % 30/09/2002 - 31/12/2001
Debiti	13.746,2	13.540,6	1,5%	13.652,2	0,7%
- debiti verso banche	*2.366,9*	*2.341,8*	*1,1%*	*3.083,1*	*-23,2%*
- debiti verso clientela, debiti rappresentati da titoli e fondi di terzi in amministrazione	*11.379,3*	*11.198,8*	*1,6%*	*10.569,1*	*7,7%*
Fondi	505,8	473,9	6,7%	518,3	-2,4%
- fondo trattamento fine rapporto	*148,0*	*145,5*	*1,7%*	*140,0*	*5,7%*
- fondi rischi ed oneri	*333,9*	*307,9*	*8,4%*	*342,9*	*-2,6%*
- fondi rischi su crediti	*23,9*	*20,5*	*16,6%*	*35,4*	*-32,5%*
Altre voci del passivo	1.106,4	1.304,4	-15,2%	1.283,9	-13,8%
Passività subordinate	736,6	686,6	7,3%	489,2	50,6%
Patrimonio netto di pertinenza di terzi	165,2	161,6	2,2%	148,0	11,6%
Patrimonio netto **(**)**	944,6	940,8	0,4%	954,2	-1,0%
Totale passivo	**17.204,8**	**17.107,9**	**0,6%**	**17.045,8**	**0,9%**

(*) Dalle voci dell'attivo e del passivo sono state rispettivamente escluse le Azioni proprie e la Riserva azioni proprie, aventi pari importo

(**) La voce comprende il Fondo per rischi bancari generali e le Riserve di rivalutazione e non include le Differenze negative di consolidamento e di patrimonio netto, ricomprese nelle Altre voci del passivo

Lo scenario economico e di settore

Anche nel terzo trimestre 2002 si confermano le tendenze incerte e non positive delineate già dall'inizio dell'anno. L'economia americana avanza a ritmi lenti ed è fortemente influenzata dalla mancanza di prospettive e di fiducia dovute in parte ai noti scandali finanziari che hanno travolto molte grandi società ma, soprattutto, all'incombente possibilità di un conflitto in medio oriente.
Negli Stati Uniti la crescita media annua del PIL si attesta, per il momento, sul 2%, incremento ancora positivo, seppure in decelerazione, dovuto principalmente alla politica monetaria americana che ha frenato, per quanto possibile, la caduta dei mercati azionari con l'immissione di abbondante liquidità.
Nell'area UEM il tasso di crescita del PIL risulta inferiore a quello americano (0,8% annuo); la crescita è sostenuta dall'incremento delle esportazioni (+1,9% rispetto al trimestre precedente) e dai consumi delle famiglie (+0,4% su base trimestrale).
Più critica la situazione italiana con una crescita del PIL dell'0,5% annuo, dovuto quasi esclusivamente alla ripresa delle esportazioni registrata nel terzo trimestre; in netto calo la propensione al consumo delle famiglie, influenzata dal negativo andamento dei mercati azionari e dalla moderata decelerazione dell'inflazione.
Sui mercati finanziari il clima di incertezza ha premiato il comparto dei titoli obbligazionari, le cui quotazioni sono ulteriormente aumentate nel corso del terzo trimestre.
Ancora negativo il trend dei mercati azionari che registrano negli Stati Uniti una perdita del 12% nel terzo trimestre e del 25% dall'inizio dell'anno; più consistenti le perdite nell'area UEM con ribassi mediamente del 20% nel terzo trimestre e di oltre il 30% dall'inizio del 2002.
Ulteriore flessione si registra sul mercato del credito a settembre 2002: il tasso di crescita tendenziale risulta pari al 4,8%, in confronto al 5,8% di agosto 2002 ed al 10,9% del settembre 2001.
Lieve rallentamento a settembre 2002 anche per il trend espansivo della raccolta bancaria; la diminuzione dei rendimenti sul mercato monetario ed il permanere di condizioni di incertezza sui mercati finanziari, induce ancora i risparmiatori a scegliere prodotti ad alta liquidità come i depositi di conto corrente e le operazioni pronti contro termine.
Sul mercato dei tassi bancari, dopo la lunga fase di discesa terminata a fine 2001, l'andamento dei rendimenti registra per i primi tre trimestri dell'anno una sostanziale stabilità; ad agosto 2002 il tasso medio sui depositi risultava pari all'1,45% in confronto all'1,48% del mese precedente ed al 2% dell'agosto 2001.
Continua la fase negativa del risparmio gestito dovuta all'ulteriore peggioramento dei mercati finanziari; sul mercato dei fondi comuni la crescita delle attività complessive nel bimestre giugno-luglio è ritornata ai livelli di fine 2001 (-11%); il parziale recupero delle perdite nel mese di agosto ha portato il decremento al -9%.
L'evoluzione della raccolta nel mercato assicurativo ha mantenuto nel 2002 le caratteristiche evidenziate a fine 2001, confermando la tenuta maggiore fra tutti i prodotti di risparmio gestito. Tra le tipologie di premio sono state privilegiate le tradizionali polizze rivalutabili e le linked indicizzate, peraltro in leggera flessione nel secondo e terzo trimestre 2002.

Le linee di azione e le iniziative del trimestre

I prodotti, i servizi e l'attività commerciale

Il mercato privati

Nel terzo trimestre dell'anno è proseguita l'attività promozionale nei confronti della clientela, in particolare con il programma di fidelizzazione "la Banca delle meraviglie", il cui lancio sul mercato è avvenuto nello scorso mese di giugno; anche l'attività di consulenza è proseguita alacremente allo scopo di incrementare la redditività della raccolta amministrata.

Tra i prodotti offerti si rileva, a livello di Gruppo, il buon andamento delle carte di debito che raggiungono quota 363.614 al 30 settembre 2002, con un incremento del 3,4% rispetto al 31 dicembre 2001; nel terzo trimestre è considerevolmente aumentato l'utilizzo delle carte per operazioni di pagamento (+25% rispetto allo stesso periodo dello scorso anno).

Nei primi tre trimestri dell'anno il Gruppo CR Firenze ha emesso 49 prestiti obbligazionari, collocati per circa complessivi 460 milioni di euro.

Nei primi nove mesi dell'anno, sono state deliberate operazioni di mutuo a privati per un totale di 219 milioni di euro (+ 12% rispetto alla stesso periodo del 2001).

Nel comparto Bancassicurazione, la raccolta premi lorda risulta pari a 222 milioni di euro a livello di Gruppo nei primi tre trimestri dell'anno, per la maggior parte (circa il 63%) relativi a sottoscrizioni di prodotti a tasso minino garantito, Unit a capitale protetto e Index-linked. In questo settore, per venire maggiormente incontro alle esigenze della clientela che, in periodi di grande incertezza come l'attuale, è soprattutto interessata a prodotti con capitale garantito, è stata lanciata nel mese di settembre, a livello di Gruppo, la nuova Unit "6Protetto-Multigrant Safe Portfolio", che utilizza come supporto finanziario sottostante un comparto Giotto Lux Fund appositamente costituito da CR Firenze Gestion Internationale S.A.

Il Fondo Pensione Aperto CRF Previdenza, collocato da tutte la banche del Gruppo, ha raggiunto nel terzo trimestre n. 2.700 adesioni individuali.

Le gestioni di portafoglio, accentrate dall'inizio dell'anno presso la Capogruppo, sono state incrementate con l'offerta di tre nuove linee di gestioni in fondi a capitale protetto "Orizzonti sereni", con durata 3, 4 e 5 anni.

La multicanalità ha registrato notevoli incrementi nel terzo trimestre: il numero di clienti utilizzatori del Portale Liberamente.net è aumentato, rispetto al 30 giugno 2002, del 25,9%.

Il servizio Liberamente via GSM ha registrato circa 41.100 clienti convenzionati, con un incremento di circa 4.000 unità nell'ultimo trimestre; il servizio Liberamente Via Internet è arrivato a circa 65.200 utenti convenzionati, con una crescita di circa 5.200 nuovi clienti nel terzo trimestre 2002.

Analogo incremento di clienti convenzionati sul Trading On Line, che risultano 21.200 e su Liberamente Via Telefono che registra un aumento da fine giugno di 5.800 unità, per un totale di 65.700 clienti convenzionati.

Il Centro Servizi Multicanale che eroga mutui a clienti Findomestic Banca Spa su aree non presidiate dal Gruppo, ancora in fase di sperimentazione, ha raggiunto il risultato di circa 130 richieste di mutui, di cui 67 evase con esito positivo.

Il mercato imprese

E' proseguita anche nel terzo trimestre l'attività di commercializzazione dei conti a pacchetto Ioimpresa e Ioimpresablu, destinati alla clientela small business e middle corporate.

A livello di Gruppo il numero di conti al 30 settembre 2002 ammonta a n. 3.691 per Ioimpresa (+989 rispetto al 30 giugno 2002) ed a n. 543 per Ioimpresablu (+112 rispetto al 30 settembre 2002)
Anche nel terzo trimestre è stata rilevante l'attività di supporto alle Filiali ed ai clienti; sono stati offerti prodotti ordinari, come ad esempio Conto Cantiere alle imprese edili, prodotti speciali e prodotti "consortili" (sono in preparazione interessanti accordi con Enti e Associazioni a livello regionale, il cui perfezionamento avverrà nell'ultimo periodo dell'anno).
La multicanalità a livello impresa si è ulteriormente incrementata nel terzo trimestre 2002; i clienti convenzionati, a livello di Gruppo, al 30 settembre 2002, risultano 10.967 per il servizio Home Banking e 12.273 per il servizio POS/Pagobancomat.
Il servizio PC Banking-BtoB è stato arricchito con le funzione di pagamento dei versamenti unitari delle imposte.

L'operatività con l'estero

Il periodo di grande incertezza sui mercati internazionali ha provocato una riduzione nelle esportazioni, che ha penalizzato in particolar modo la Toscana che registra una flessione di oltre il 5% nei primi nove mesi dell'anno, con punte più negative nel settore tessile, del cuoio e dei metalli preziosi.
Nonostante questo, CR Firenze registra una tenuta dei volumi mercantili nel settore internazionale rispetto allo stesso periodo dello scorso anno (€ 2.776 nei primi nove mesi del 2002 rispetto a € 2.739 del medesimo periodo del 2001), favorito dal forte radicamento territoriale e dai servizi specialistici offerti in questo settore alla clientela.

L'attività creditizia

Nel terzo trimestre sono andate a regime le novità organizzative che hanno interessato l'area del credito nel primo semestre dell'anno. In particolare è stata resa operativa la separazione dell'area commerciale da quella del credito in tutte le Banche del Gruppo.
E' proseguita l'opera di formazione degli addetti con l'erogazione di corsi di "Introduzione al credito Privati" e di Incontri Formativi Consulenti Imprese" in cui sono stati coinvolti circa 300 gestori, in particolare "small business".
In materia di controllo del rischio è in corso la campagna di miglioramento dell'indice di rischiosità del segmento "small business".
Gli incagli hanno registrato un'ulteriore flessione del 3,11% rispetto al 30 giugno 2002, confermando la costante tendenza alla diminuzione.

L'attività finanziaria

Come già evidenziato, il terzo trimestre dell'anno non ha riservato particolari mutamenti sullo scenario economico internazionale. Permane lo stato di incertezza e la difficile situazione congiunturale delle principali aree economiche.
Per quanto riguarda l'attività finanziaria di Banca CR Firenze, la politica di gestione del portafoglio titoli di proprietà si è orientata sulla riduzione del comparto CCT ed è stata alleggerita la quota di portafoglio a tasso fisso, in coincidenza con le fasi rialziste del mercato. L'andamento volatile dei mercati azionari ha consigliato particolarmente una politica di trading intraday; il portafoglio titoli azionari ammonta a fine settembre a circa 26 milioni di euro, compresa la componente investita in Sicav/fondi di circa 10 milioni di euro, rimasta stabile nel trimestre.
Al 30 settembre 2002, gli utili da negoziazione in titoli ammontano a 4,9 milioni di euro, i proventi da negoziazione di valuta risultano pari a 5,6 milioni di euro ed i proventi complessivi netti su derivati sono pari a 1,2 milioni di euro.
La tesoreria della Capogruppo ha proseguito l'operatività per conto delle Banche controllate del Gruppo CRF, con riguardo sia al mercato interbancario - sul quale CR

Firenze si è presentata con una posizione integrata - sia ai mercati finanziari e valutari, sui quali sono state realizzate operazioni legate a specifiche esigenze di intermediazione o gestione di portafoglio, regolate in contropartita diretta nei confronti della banca committente.
A fine trimestre risultano in portafoglio 335.000 azioni proprie.
E' proseguita anche nel terzo trimestre l'attività di accentramento presso la Capogruppo di tutte le attività di front-office della Banche del controllate con positivi risultati sinergici e di economia di scala.
Il nuovo assetto organizzativo della Direzione Finanziaria, operativo dall'8 luglio 2002, prevede un'articolazione in tre unità di business, "Investimento e Trading" che cura l'assunzione e la gestione delle posizioni finanziarie, "Tesoreria" che si occupa della gestione integrata della liquidità della Banca e del Gruppo e "Finanza per la clientela" che ha il compito di supporto alle Filiali e di sviluppare i rapporti e gli affari con la clientela.

La gestione dei rischi

Nel terzo trimestre 2002 l'esposizione aziendale ai rischi finanziari si è mantenuta in linea con i valori registrati nei mesi precedenti. La variazione del margine d'interesse atteso a dodici mesi per shift paralleli di 100 bp si è mantenuta costantemente sui 15 milioni di euro.
L'esposizione media ai rischi di mercato, misurata con la tecnica del VAR a dieci giorni e intervallo di confidenza pari al 99% è risultata nel trimestre di circa 2,5 milioni di euro, con un valore massimo di 3,4 milioni di euro.
La maggiore attenzione alla rischiosità creditizia ha provocato uno spostamento di parte degli impieghi non garantiti o assistiti da garanzie personali verso forme di impiego assistite da garanzie reali. Nonostante la sfavorevole congiuntura economica, gli incagli e le sofferenze risultano allineate, con tendenza alla diminuzione, ai valori del trimestre precedente.
L'incremento degli impieghi assistiti da garanzie reali si riscontra in tutte le banche del Gruppo, che registrano una maggiore incidenza dei mutui anche nell'ultimo trimestre. In tutte le banche controllate gli indicatori di rischio strutturali predisposti dalle autorità di vigilanza non segnalano sostanziali differenze rispetto al trimestre precedente.

L'attività di ricerca e sviluppo e gli interventi organizzativi

Nel terzo trimestre 2002, la progettualità è stata caratterizzata dalla conclusione della maggior parte delle attività residuali derivanti dal change over.
Per la messa a punto del nuovo sistema informativo contabile, per il quale si è conclusa la verifica di fattibilità, siamo entrati nella fase degli interventi attuativi, in particolare per quanto riguarda la gestione dei flussi contabili e la formalizzazione dei processi nelle aree "finanza" e "corrispondenti".
E' proseguita anche nel terzo trimestre la fase di riorganizzazione dei vari settori della banca con particolare riguardo a quelli di maggior interesse commerciale come la Banca Multicanale Integrata, la revisione della gestione dell'archivio generale dei titoli e lo scoring di rischio, già presente per il segmento privati e che entro fine anno verrà esteso anche al settore small business.
Nell'ambito più specifico dell'innovazione tecnologica, sono da segnalare le attività finalizzate ad innalzare il livello di sicurezza, di continuità del servizio e di contenimento del rischio informatico; coerentemente con le strategie commerciali è stato approntato un nuovo software che consentirà al cliente di avere una visione integrata dei suoi rapporti sui diversi canali distributivi permettendogli di usufruire di tutti i servizi Internet, Mobile e Call Center 24 ore al giorno per l'intero arco della settimana e, parallelamente, di dare alla Banca una visione completa del cliente e della sua operatività su tutti i canali.

L'analisi dei risultati consolidati

Premessa

La situazione patrimoniale ed economica consolidata al 30 settembre 2002 è stata predisposta applicando gli stessi principi contabili adottati per la redazione del bilancio consolidato.
Si ricorda che in seguito agli accordi sottoscritti con il Gruppo BNP Paribas nel giugno 2001, a partire dal primo semestre di tale anno il Gruppo Findomestic viene consolidato con il metodo proporzionale e dal dicembre 2001 il Gruppo Cassa di Risparmio di Firenze (il "Gruppo") ha incrementato la propria quota partecipativa al 50%. Inoltre, nel primo semestre 2002 il Gruppo ha ridotto dal 67,55% al 46,98% la propria interessenza nella CFT Finanziaria Spa ed ha acquistato un ulteriore pacchetto azionario nella Cassa di Risparmio di Mirandola Spa, che dal giugno 2002 è entrata ufficialmente nel Gruppo e viene consolidata integralmente in seguito alla specifica autorizzazione rilasciata dalla Banca d'Italia. Di tali circostanze si è pertanto tenuto conto per effettuare l'analisi degli scostamenti dei dati economici dei primi nove mesi dell'esercizio in corso rispetto al medesimo periodo dell'anno precedente, predisponendo un conto economico consolidato "pro-forma" al 30 settembre 2001.

Il Gruppo ha registrato, nei primi nove mesi dell'anno 2002, un Utile netto di 71,3 milioni di euro, con un aumento dell'8,0% rispetto all'analogo periodo del passato esercizio.

30 Settembre 2002	30 Settembre 2001 pro-forma	*Importi in milioni di euro*	Variazione 30 Settembre 2002 - 2001 pro-forma assoluta	%
443,7	419,7	Margine d'interesse	24,0	5,7%
715,5	697,5	Margine di intermediazione	18,0	2,6%
228,9	215,0	Risultato di gestione	13,9	6,5%
147,3	141,4	Utile delle attività ordinarie	5,9	4,2%
149,9	148,0	Utile al lordo delle imposte	1,9	1,3%
71,3	**66,0**	**Utile netto**	**5,3**	**8,0%**

Il Margine d'interesse è pari a 443,7 milioni di euro, con una crescita del 5,7% rispetto ai primi nove mesi dello scorso anno, principalmente dovuta al favorevole andamento dei tassi passivi, legato alla marcata diminuzione dei relativi tassi di mercato ed alla minor onerosità della raccolta, che compensa la diminuzione dei tassi attivi.

30 Settembre 2002	30 Settembre 2001 pro-forma	*Importi in milioni di euro*	Variazione 30 Settembre 2002 - 2001 pro-forma assoluta	%
716,9	760,2	Interessi attivi	-43,3	-5,7%
-273,2	-340,5	Interessi passivi	67,3	-19,8%
443,7	**419,7**	**Margine di interesse**	**24,0**	**5,7%**

Nel comparto dei Ricavi da servizi si registra un lieve decremento, pari al 3,9%, rispetto ai primi nove mesi dell'esercizio precedente, da imputare in buona parte alla voce Profitti (perdite) da operazioni finanziarie, che ha subìto una rilevante diminuzione in relazione alla contrastata situazione dei mercati azionari; da segnalare inoltre che le Commissioni ed altri proventi di gestione netti presentano una leggera diminuzione (-2,2%) rispetto

all'analogo periodo dell'anno precedente, in quanto legate all'operatività nel suddetto mercato.
Il Margine di intermediazione dei primi nove mesi del 2002 si chiude con un aumento di 2,6 punti percentuali, corrispondente a 18,0 milioni di euro.

30 Settembre 2002	30 Settembre 2001 pro-forma	*Importi in milioni di euro*	Variazione 30 Settembre 2002 - 2001 pro-forma assoluta	%
443,7	**419,7**	**Margine di interesse**	**24,0**	**5,7%**
244,2	254,0	Ricavi da servizi	-9,8	-3,9%
240,7	*246,0*	*Commissioni nette ed altri proventi di gestione netti*	*-5,3*	*-2,2%*
3,5	*8,0*	*Profitti (Perdite) da operazioni finanziarie*	*-4,5*	*-56,3%*
27,6	23,8	Utili delle società al patrimonio netto e dividendi	3,8	16,0%
715,5	**697,5**	**Margine di intermediazione**	**18,0**	**2,6%**

Il Risultato di gestione registra una crescita del 6,5% rispetto ai primi nove mesi dell'anno precedente, nonostante l'aumento delle Altre spese amministrative, legato all'espansione delle attività del Gruppo.

30 Settembre 2002	30 Settembre 2001 pro-forma	*Importi in milioni di euro*	Variazione 30 Settembre 2002 - 2001 pro-forma assoluta	%
715,5	**697,5**	**Margine di intermediazione**	**18,0**	**2,6%**
-437,5	-431,1	Spese amministrative	-6,4	1,5%
-272,5	*-277,8*	*Spese per il personale*	*5,3*	-1,9%
-165,0	*-153,3*	*Altre spese amministrative*	*-11,7*	7,6%
-49,1	-51,4	Ammortamenti immobilizzazioni materiali e immateriali (escluso l'ammortamento delle differenze positive di consolidamento e di patrimonio netto)	2,3	-4,5%
228,9	**215,0**	**Risultato di gestione**	**13,9**	**6,5%**

Gli Accantonamenti e rettifiche nette su crediti e immobilizzazioni finanziarie presentano un incremento del 15,8%, essenzialmente dovuto ad accantonamenti prudenziali ai fondi per rischi ed oneri ed ai fondi rischi su crediti in conto capitale effettuati dalla Capogruppo.

Le consistenze sopra descritte hanno permesso di conseguire un Utile delle attività ordinarie di 147,3 milioni di euro, con un aumento del 4,2% rispetto ai primi nove mesi dell'anno 2001.

30 Settembre 2002	30 Settembre 2001 pro-forma	Importi in milioni di euro	Variazione 30 Settembre 2002 - 2001 pro-forma assoluta	%
228,9	**215,0**	**Risultato di gestione**	**13,9**	**6,5%**
-15,6	-16,6	Ammortamenti differenze positive di consolidamento e di patrimonio netto	1,0	-6,0%
-66,0	-57,0	Accantonamenti e rettifiche nette su crediti e immobilizzazioni finanziarie	-9,0	15,8%
147,3	**141,4**	**Utile delle attività ordinarie**	**5,9**	**4,2%**
2,6	6,6	Utile (Perdita) straordinario	-4,0	-60,6%
149,9	**148,0**	**Utile lordo**	**1,9**	**1,3%**
-68,5	-73,5	Imposte sul reddito	5,0	-6,8%
-10,1	-8,5	Utile d'esercizio di pertinenza di terzi	-1,6	18,8%
71,3	**66,0**	**Utile d'esercizio**	**5,3**	**8,0%**

E' proseguita, nei primi nove mesi del 2002, la crescita della Raccolta totale da clientela ordinaria, nonostante la leggera flessione della raccolta indiretta, più che compensata dall'aumento della raccolta diretta.

30 Settembre 2002	30 Giugno 2002	Importi in milioni di euro	Variazione 30 Settembre 2002 - 30 Giugno 2002 assoluta	%	31 Dicembre 2001
12.115,9	11.885,4	Raccolta diretta	230,5	1,9%	11.058,3
13.907,0	14.279,1	Raccolta indiretta	-372,1	-2,6%	14.091,5
26.022,9	**26.164,5**	**Raccolta totale da clientela ordinaria**	**-141,6**	**-0,5%**	**25.149,8**

La Raccolta diretta ha registrato un incremento nelle principali forme tecniche rispetto alle consistenze di fine anno 2001 e del primo semestre 2002.

30 Settembre 2002	30 Giugno 2002	Importi in milioni di euro	Variazione 30 Settembre 2002 - 30 Giugno 2002 assoluta	%	31 Dicembre 2001
6.457,8	*6.295,7*	*Raccolta a vista (c/c passivi, depositi a risparmio e fondi di terzi in amministrazione)*	*162,1*	*2,6%*	*6.160,3*
454,5	*463,4*	*Certificati di deposito*	*-8,9*	*-1,9%*	*452,4*
4.130,4	*4.019,2*	*Obbligazioni (comprese subordinate)*	*111,2*	*2,8%*	*3.391,6*
11.042,7	10.778,3	Raccolta tradizionale	264,4	2,5%	10.004,3
1.012,4	1.040,5	Pronti contro Termine	-28,1	-2,7%	934,7
60,8	66,6	Altri titoli ed assegni circolari	-5,8	-8,7%	119,3
12.115,9	**11.885,4**	**Raccolta diretta**	**230,5**	**1,9%**	**11.058,3**

Rispetto al 31 dicembre 2001 ed al 30 giugno 2002 la Raccolta indiretta evidenzia un leggero decremento, interamente imputabile al comparto amministrato, in quanto la raccolta gestita è rimasta sostanzialmente invariata.

30 Settembre 2002	30 Giugno 2002	Importi in milioni di euro	Variazione 30 Settembre 2002 - 30 Giugno 2002 assoluta	%	31 Dicembre 2001
5.865,3	6.215,4	Raccolta amministrata	-350,1	-5,6%	6.063,7
8.041,7	8.063,7	Raccolta gestita	-22,0	-0,3%	8.027,8
2.000,7	*2.137,9*	*Gestioni patrimoniali (GPM - GPS - GPF)*	*-137,2*	*-6,4%*	*2.340,1*
4.345,4	*4.312,2*	*Fondi*	*33,2*	*0,8%*	*4.089,3*
1.695,6	*1.613,6*	*Assicurazioni (riserve tecniche)*	*82,0*	*5,1%*	*1.598,4*
13.907,0	**14.279,1**	**Raccolta indiretta**	**-372,1**	**-2,6%**	**14.091,5**

I Crediti verso clientela presentano, nei primi nove mesi dell'anno 2002, un incremento del 5,8%.

30 Settembre 2002	30 Giugno 2002	Importi in milioni di euro	Variazione 30 Settembre 2002 - 30 Giugno 2002 assoluta	%	31 Dicembre 2001
12.062,3	11.963,9	Impieghi clientela	98,4	0,8%	11.334,4
138,9	137,3	Sofferenze nette	1,6	1,2%	196,8
12.201,2	**12.101,2**	**Crediti verso clientela**	**100,0**	**0,8%**	**11.531,2**

L'ammontare delle Partite a rischio nette registra una notevole diminuzione rispetto alla fine dell'anno 2001, essenzialmente dovuta all'uscita della CFT Finanziaria Spa dall'area di consolidamento integrale a seguito della riduzione della quota partecipativa. Il grado complessivo di copertura delle partite a rischio presenta un leggero incremento rispetto al corrispondente dato al 30 giugno 2002, confermando i criteri prudenziali adottati da tutte le banche del Gruppo.

30 Settembre 2002	30 Giugno 2002	Importi in milioni di euro	Variazione 30 Settembre 2002 - 30 Giugno 2002 assoluta	%	31 Dicembre 2001
302,7	300,9	Sofferenze lorde	1,8	0,6%	410,1
-163,8	-163,6	Dubbi esiti	-0,2	0,1%	-213,3
138,9	**137,3**	**Sofferenze nette**	**1,6**	**1,2%**	**196,8**
54,1%	**54,4%**	**Grado di copertura sofferenze**		**-0,3%**	**52,0%**
243,4	242,6	Incagliate e ristrutturate lorde	0,8	0,3%	243,3
-49,2	-47,1	Dubbi esiti	-2,1	4,5%	-48,0
194,2	**195,5**	**Incagliate e ristrutturate nette**	**-1,3**	**-0,7%**	**195,3**
20,2%	**19,4%**	**Grado di copertura incagliate e ristrutturate**		**0,8%**	**19,7%**
546,1	543,5	Partite a rischio lorde	2,6	0,5%	653,4
-213,0	-210,7	Dubbi esiti complessivi	-2,3	1,1%	-261,3
333,1	**332,8**	**Partite a rischio nette**	**0,3**	**0,1%**	**392,1**
39,0%	**38,8%**	**Grado di copertura delle partite a rischio**		**0,2%**	**40,0%**

Il portafoglio titoli complessivo registra un decremento, rispetto al 31 dicembre 2001 ed al 30 giugno 2002, imputabile al comparto obbligazioni.

30 Settembre 2002	30 Giugno 2002	Importi in milioni di euro	Variazione 30 Settembre 2002 - 30 Giugno 2002 assoluta	%	31 Dicembre 2001
1.545,4	1.661,6	Titoli non immobilizzati	-116,2	-7,0%	1.699,6
382,6	377,3	Titoli immobilizzati	5,3	1,4%	396,9
1.928,0	**2.038,9**	**Totale Titoli**	**-110,9**	**-5,4%**	**2.096,5**

Il Patrimonio netto consolidato al 30 settembre 2002 è pari a 945,3 milioni di euro e si compone come segue:

30 Settembre 2002	30 Giugno 2002	*Importi in milioni di euro*	Variazione 30 Settembre 2002 - 30 Giugno 2002		31 Dicembre 2001
			assoluta	%	
619,2	619,2	Capitale sociale	0,0	0,0%	561,0
186,4	207,7	Riserve	-21,3	-10,3%	181,0
2,2	2,2	Riserve di rivalutazione	0,0	0,0%	53,2
65,6	65,6	Fondo per rischi bancari generali	0,0	0,0%	65,6
0,6	1,3	Differenze negative di consolidamento e di patrimonio netto	-0,7	-50,8%	1,2
71,3	46,1	Utile del periodo	25,2	54,7%	93,4
945,3	**942,1**	**Patrimonio netto**	**3,2**	**0,3%**	**955,4**

La struttura territoriale

Nel corso del terzo trimestre 2002 Banca CR Firenze, aprendo contemporaneamente un punto vendita all'interno del nuovo Ospedale della Versilia, ha chiuso gli sportelli interni degli ospedali di Pietrasanta e di Viareggio.
CR Orvieto ha esteso la propria zona di influenza nella provincia di Perugia aprendo, l'11 luglio 2002, una Filiale a Spoleto.
Pertanto, le filiali del Gruppo, operative al 30 settembre 2002, sono 417, dislocate in 18 province così suddivise:

Provincia	CR Firenze Spa*	CR Pistoia e Pescia Spa *	CR Civitavecchia Spa *	CR Orvieto Spa	CR Mirandola Spa	Gruppo
Firenze	128	4				132
Arezzo	34					34
Siena	18					18
Grosseto	16					16
Lucca	14	8				22
Prato	11	3				14
Pistoia	2	48				50
Massa Carrara	10					10
Pisa	13					13
Livorno	8					8
Perugia	13			3		16
Roma	2		22			24
Bologna		1				1
Viterbo			3	9		12
Terni				22		22
Totali	**269**	**64**	**25**	**34**		**392**
Modena					16	16
Mantova					8	8
Verona					1	1
TOTALI	**269**	**64**	**25**	**34**	**25**	**417**

* compreso uno sportello per attività di prestiti su pegno

Il Personale del Gruppo

I dipendenti del Gruppo (società controllate e consolidate)

La tabella seguente riporta le evoluzioni intercorse nei primi nove mesi dell'anno in corso:

	30.09.2002	31.12.2001	Variazione
Società consolidate integralmente			
CR Firenze Spa	3.435	3.699*	-264
CR Pistoia e Pescia Spa	734	748	-14
CR Civitavecchia Spa	196	199	-3
CR Orvieto Spa	173	174	-1
CR Mirandola Spa	192	193	-1
Infogroup Spa	334	327	7
Cerit Spa	225	0	225
Data Centro Spa	50	51	-1
CR Firenze Gestion Internationale S.A.	1	1	0
Totale	5.340	5.392	-52
Società consolidate proporzionalmente			
Gruppo Findomestic	1.618	1.487	131
Totale	1.618	1.487	131
Altre Società controllate			
Centrovita Assicurazioni Spa	24	21	3
Perseo Finance Srl	0	0	0
Info2B Spa	4	4	0
Sogetes Spa	2	2	0
Totale	30	27	3

**dal 1° gennaio 2002, 224 unità operano alle dipendenze della Società CERIT;*

La gestione e la formazione del personale

Nel corso del terzo trimestre si è conclusa la fase di feed-back del progetto "Analisi della motivazione e del clima" su tutta la rete di vendita; per ogni area e filiale sono stati rilevati ed analizzati gli aspetti peculiari del tema in oggetto e sono state discusse con tutto il personale le iniziative da prendere per superare le situazioni più critiche; è in preparazione da parte della Direzione Risorse Umane un intervento, che verrà effettuato nell'ultimo trimestre dell'anno, da eseguire nelle filiali nelle quali sono emerse le criticità più significative.
Nel terzo trimestre 2002 è proseguita la partecipazione ai corsi di formazione pianificati dall'inizio dell'anno; mediante piattaforma e-learning è stato messo a punto un pacchetto formativo dedicato all'antiriciclaggio che ha coinvolto le risorse di tutte le banche del Gruppo operanti sia nelle rete di vendita che nelle strutture centrali.
Contemporaneamente è iniziata la programmazione della formazione per il prossimo esercizio e sono stati predisposti ulteriori moduli formativi oltre a quelli già presenti nel

pacchetto offerto a tutte le risorse umane, con nuovi corsi specificamente dedicati ai vari ruoli ed alla varie famiglie professionali.

Le altre informazioni

L'andamento del titolo nel terzo trimestre

Il titolo Banca CR Firenze il 30 Settembre 2002 ha chiuso a € 1,152 (€ 1,151 al 31 Dicembre 2001).
Nel terzo trimestre del 2002, caratterizzato da un mercato fortemente deteriorato dove l'indice MIB ha perso il 20,2% e l'indice del settore bancario il 27,8%, il titolo è sceso solo del 14% grazie al riconoscimento di un forte carattere difensivo ed ai buoni risultati semestrali. Rispetto allo stesso periodo dello scorso anno, il prezzo risulta comunque in crescita del 12,1% mentre gli indici sopra ricordati segnano ancora una variazione negativa: MIB - 21,5% e MIB bancario - 25,3%.
La liquidità, tenuto conto anche del periodo estivo, è scesa, portando il numero medio delle azioni scambiate giornalmente nel trimestre a circa 500.000 (750.000 nei primi tre mesi e 870.000 nei secondi tre).


105
100
95
90
85
80
75
70
JUL
AUG
SEP
Banca CR FIRENZE
MIB STORICO
MIB BANCARIO

La composizione dell'azionariato

La composizione dell'azionariato di Banca CR Firenze Spa al 30 settembre 2002, sulla base delle informazioni disponibili, è la seguente:

Socio	N° azioni	quota	Gruppo	Quota Gruppo
Ente CR Firenze	454.026.608	41,798%	=	41,798%
SANPAOLO IMI Spa	212.176.468	19,533%	=	19,533%
BNP Paribas S.A.	74.468.217	6,856%		6,856%
Fidelity International Limited	38.948.677	3,586%	Fidelity Investments	*5,527%
FMR Corp.	21.086.990	1,941%		
Fondazione CR Pistoia e Pescia	42.050.703	3,871%	=	3.871%
Banca Carige Spa	8.766.953	0,807%	Banca Carige	0,823%
Banca del Monte di Lucca Spa	168.922	0,016%		
CR Ravenna Spa	6.000.000	0,552%	=	0,552%
Altri (mercato)	228.542.855	21,040%	=	21,040%
TOTALE	**1.086.236.393**	**100,00%**		**100,00%**

* ultima segnalazione il 5 giugno 2002

Le aree operative del Gruppo e le Società consolidate

I risultati per Aree del Gruppo sono in sintesi i seguenti:

30 Settembre 2002	30 Settembre 2001 pro-forma	*Area operativa* *Importi in milioni di euro*	Variazione 30 Settembre 2002 - 2001 pro-forma	
			assoluta	%
41,6	41,3	Retail banking	0,3	0,7%
21,2	13,3	Credito al consumo	7,9	59,4%
9,1	8,9	Società prodotto	0,2	2,2%
1,1	1,3	Società di servizi	-0,2	-15,4%
-1,7	1,2	Concessione e Riscossione Tributi	-2,9	n.s.
71,3	**66,0**	**Utile netto di Gruppo**	**5,3**	**8,0%**

L'apporto alla formazione dell'utile netto di Gruppo nei primi nove mesi del 2002 da parte del retail banking è sostanzialmente invariato rispetto all'analogo periodo dell'esercizio precedente (circa il 60%), pur in presenza di un rilevante incremento del comparto del credito al consumo; nella suddetta Area sono ricomprese le seguenti società:

CR Firenze Spa
Cr Pistoia e Pescia Spa
Cr Orvieto Spa
Cr Civitavecchia Spa
CR Mirandola Spa

30 Settembre 2002	30 Settembre 2001 pro-forma	*Conto economico* *Importi in milioni di Euro*	Variazione 30 Settembre 2002 - 2001 pro-forma assoluta	%
341,7	**337,5**	**Margine d'interesse**	**4,2**	**1,2%**
216,3	215,5	Commissioni nette ed altri proventi di gestione netti	0,8	0,4%
3,5	8,0	Profitti (Perdite) da operazioni finanziarie	-4,5	-56,3%
561,5	**561,0**	**Margine d'intermediazione**	**0,5**	**0,1%**
-399,1	-399,0	Costi operativi	-0,1	0,0%
162,4	**162,0**	**Risultato di gestione**	**0,4**	**0,2%**
-14,0	-14,2	Ammortamento differenze positive di consolidamento	0,2	-1,4%
-51,6	-47,9	Accantonamenti e rettifiche netti	-3,7	7,7%
96,8	**99,9**	**Utile delle attività ordinarie**	**-3,1**	**-3,1%**
2,8	6,9	*Utile straordinario*	-4,1	-59,4%
-48,9	-57,8	Imposte sul reddito	8,9	-15,4%
-9,1	-7,7	Utile di pertinenza di terzi	-1,4	18,2%
41,6	**41,3**	**Utile netto retail banking**	**0,3**	**0,7%**

I principali aspetti che hanno contribuito a determinare l'andamento sopra evidenziato del comparto retail banking sono stati i seguenti:

- la positiva dinamica del margine di interesse;
- la diminuzione dei profitti da operazioni finanziarie, a causa della contrastata situazione dei mercati finanziari;
- la sostanziale stabilità dei costi operativi, pur in presenza di un'ulteriore dinamica espansiva delle attività.

Per quanto riguarda il settore del credito al consumo il Gruppo Findomestic, consolidato con il metodo proporzionale al 50% e leader nel proprio comparto, ha contribuito alla formazione dell'utile netto consolidato per il 29%.
Il contributo delle società prodotto presenta una crescita rispetto al 30 settembre 2001, essenzialmente dovuta all'apporto della CR Firenze Gestion Internationale SA, società consolidata integralmente divenuta pienamente operativa a partire dall'aprile 2001.

Fatti di rilievo verificatesi dopo la chiusura del trimestre

Come già segnalato nella prima parte della presente relazione, in data 15 ottobre scorso è stato firmato l'accordo definitivo per la vendita al Gruppo SAN PAOLO IMI della quota del 20,24% detenuta in Eptaconsors Spa.
L'esecuzione dell'accordo è sospensivamente condizionata all'autorizzazione delle Autorità di Vigilanza ed avverrà per un prezzo complessivo minimo di circa € 18.653.000, variabile in funzione della successiva valorizzazione di alcune componenti dell'attivo patrimoniale.
L'operazione determinerà per CR Firenze la realizzazione di una plusvalenza minima di circa € 6.300.000 dopo avere incassato un dividendo straordinario di circa € 17,6 milioni, corrisposto nei primi giorni di novembre.
A seguito dell'acquisizione SANPAOLO IMI Spa, già socio di Epta al 40,48%, diviene pertanto l'azionista di maggioranza assoluta del Gruppo Eptaconsors.
L'operazione tra SANPAOLO IMI Spa e CR Firenze Spa rientra nel quadro di razionalizzazione delle rispettive partecipazioni. Il Gruppo CR Firenze continuerà a collocare anche prodotti Epta.
In data 23 ottobre 2002 è stata ceduta a Ge.Po. Spa l'intera partecipazione del 47,829% detenuta dal Gruppo nella società di servizi Professional Ducato Servizi Spa, con una plusvalenza complessiva di € 1.012.401,77.

La cessione si inquadra nel progetto complessivo di razionalizzazione delle partecipazioni strategiche e vedrà comunque il Gruppo continuare ad avvalersi dei servizi di Produser.
E' in fase conclusiva un'operazione, eseguita ai sensi della L. 130/99, di cartolarizzazione di crediti rappresentati da mutui fondiari residenziali in bonis originati dalla Capogruppo CR Firenze Spa, per un ammontare di portafoglio ceduto pari a circa 500 milioni di euro. I crediti verranno ceduti alla pari.
Arrangers dell'operazione sono Banca IMI e BNP Paribas/Finanziaria Internazionale; acquirente dei mutui ed emittente dei titoli obbligazionari sarà CR Firenze Mutui Srl, SPV appositamente costituito in Italia, al cui capitale CR Firenze partecipa per il 10%.
Le obbligazioni emesse, di categoria junior, mezzanine e senior, secondo un tranching ancora da definire, corrisponderanno un tasso variabile trimestrale o semestrale a seconda delle richieste del mercato, indicizzato all'Euribor maggiorato di uno spread che sarà definito attraverso una procedura di bookbuilding. CR Firenze svolgerà il servicing per la gestione del portafoglio ceduto.
Si prevede che l'operazione, che fra l'altro favorirà anche un più equilibrato rapporto raccolta/impieghi in presenza di una sostenuta crescita degli impieghi a medio/lungo termine, si possa concludere entro il mese di novembre, con il relativo collocamento dei titoli.

Evoluzione prevedibile della gestione nel quarto trimestre 2002

Gli indicatori dell'andamento del Gruppo Cassa di Risparmio di Firenze confermano le previsioni formulate al termine del primo semestre dell'anno in corso circa la rilevanza, in periodi di accentuata volatilità dei mercati, dei fondamentali delle aziende che nel caso del nostro Gruppo sono determinati dalla intrinseca robustezza dei contenuti patrimoniali, dai rapporti commerciali con la clientela e dall'equilibrio strutturale che caratterizza il nostro bilancio in termini di rapporti tra passività e attività, tra breve e medio-lungo termine, tra raccolta diretta e indiretta.
Si ritiene pertanto di poter continuare a contare su contributi stabili al conto economico e comunque tali da assorbire nel loro complesso condizioni avverse di mercato che, in un contesto in cui si protraggono le condizioni di incertezza sulle prospettive economiche, determinano inevitabilmente uno stato di cautela nelle decisioni di spesa di famiglie e imprese.